Exhibit 99.3
For analyst and media enquiries please
call Russell Chenu on: (02) 8274 5239
4 September 2008
ASIC Proceedings
The Australian Securities & Investments Commission (ASIC) has today agreed to drop one of its three claims against James Hardie Industries NV in civil proceedings. The claim involved an allegation that the company had contravened its duty of care and diligence as an alleged shadow director of ABN 60 Pty Limited (ABN 60) (a former subsidiary) in allowing it to cancel in March 2003, partly paid shares that ABN 60 had issued to the company in 2001. ASIC has also agreed not to seek a related order that the company provide an indemnity to ABN 60 for up to A$1.9 billion, being the unpaid value of the partly paid shares (Indemnity Claim). The company is pleased that this aspect of the Proceedings is now resolved.
The company will actively defend the remaining claims made against it by ASIC in the Proceedings for:
▪	declarations that aspects of announcements made in connection with investor roadshows in 2002 were false or misleading; and

▪	a monetary penalty (up to A$200,000) in respect of an alleged contravention of continuous disclosure requirements in March 2003 following the cancellation by ABN 60 of the partly paid shares issued to the company in 2001.
The trial in the Proceedings is due to start in the Supreme Court on 29 September 2008.
Background
On 14 February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales (NSW) against the company, ABN 60 and ten then present or former officers of the James Hardie Group (Proceedings). The Proceedings, which included the Indemnity Claim, concerned alleged contraventions of certain provisions of Corporations law during the period February 2001 to June 2003 relating to the establishment of a foundation to deal with asbestos claims involving certain former subsidiaries and the level of funding available to the foundation.
ASIC stated in mid-February 2007 that it would not pursue the Indemnity Claim in the Proceedings if the conditions precedent to the original Final Funding Agreement (FFA) (as announced on 1 December 2005) in respect of asbestos claims, were satisfied. The company and the other parties to the agreement including the NSW Government, provided certification to ASIC shortly afterwards, in March 2007, that all of the conditions precedent to the Amended FFA (dated 21 November 2006) had been satisfied.
Ends

Media/Analyst Enquiries:
Russell Chenu
Chief Financial Officer

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218
Disclaimer
This company statement report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission (which we refer to as the SEC), on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:
▪	expectations about the timing and amount of payments to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	statements regarding tax liabilities and related audits and proceedings;

▪	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the ASIC;

▪	expectations concerning indemnification obligations;

▪	expectations concerning the costs associated with the suspension of operations at our Blandon, Pennsylvania and Plant City, Florida plants;

▪	expectations that our credit facilities will be extended or renewed;

▪	expectations concerning dividend payments;

▪	projections of our results of operations or financial condition;

▪	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

▪	statements about our future performance; and

▪	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of our Form 20-F filed on 8 July 2008 with the SEC, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; required contributions to the AICF and the effect of foreign exchange rates on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of customers; risks of conducting business internationally; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters and changes in our key management personnel. We caution that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
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